恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED


08006044

Our Ref.: HASE/TL/HL/05453

082-01561

3rd September, 2008

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Henderson Land Development Company Limited (Stock Code : 12)
Announcement – Date of Board Meeting

We enclose for your information a copy of the Company's announcement on 2nd September, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com



HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

DATE OF BOARD MEETING

The board of directors (the "Board") of Henderson Land Development Company Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 18 September 2008, for the purpose of, among other things, approving the publication of the annual results announcement of the Company and its subsidiaries for the year ended 30 June 2008 and considering the payment of the final dividend.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 2 September 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END